UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RESULTS OF A MEETING WITH POSCO’S MANAGEMENT
Moscow, Russia –  June 21, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the results of a meeting between the management of Mechel and Posco, which include signing of the Framework
Project Agreement and the Agreement for Construction of a Permanent Shift Worker
Settlement for Elga Coal Complex.
On June 21, during an official meeting between Mechel OAO’s management headed by
Chairman of the Board of Directors Igor Zyuzin and the management of South
Korean company Posco headed by Chief Executive Officer Chung Joon-Yang, the parties signed two agreements — the Framework Project Agreement and the
Agreement on Construction of a Permanent Shift Worker Settlement for Elga Coal
Complex.
The Framework Project Agreement was signed by Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin and Posco’s Chief Executive Officer Chung Joon-Yang.
The Framework Project Agreement is a follow-on to the Agreement of Intent, which was signed on November 10, 2010 during the official visit of the President of the Russian Federation Dmitry Medvedev to the Republic of Korea.
The Framework Project Agreement declares that the two sides agreed to strengthen and expand their cooperation to include analysis and implementation of joint projects in the steel industry, mining and logistics by setting up work groups and holding mutual consultations and meetings. One of the document’s points is the construction of a permanent shift worker settlement for Elga Coal Complex, whose implementation was also specified by a separate agreement signed today.
The Agreement on Construction of a Permanent Shift Worker Settlement for Elga
Coal Complex was signed by Mechel Mining Management Company OOO and the Posco group’s construction division, Posco A&C. The agreement stipulates creation of the company named Posco Russia to implement the project.
Posco A&C won the tender for design, construction, delivery and assembly of residential, public and amenity spaces for Elga Coal Complex’s permanent shift worker settlement. The tender was held in May 2011.
The permanent shift worker settlement will provide space for 3,000 residents and include a public center and five residential areas. It is due to be completed in
June 2013. With a single company responsible for handling the entire construction process, high quality is assured, while reducing financial risks and the risk that the deadlines would not be met.
Mechel OAO has long-standing and stable partnership relations with South Korean consumers, successfully supplying coking coal to this country. Since August 2009
Mechel’s official representative office operates in Seoul.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is one of Russia’s leading companies. Its business is primarily composed of  four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 21, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO